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Tanzanian Gold announces SGS-Lakefield metallurgical testing will confirm design of larger sulphide plant following previous announcement doubling Mineral Resources

FOR IMMEDIATE RELEASE

April 24, 2020

TORONTO, April 24,  2020, (GLOBE NEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce that SGS Canada (SGS) Lakefield will soon be starting comprehensive metallurgical testing on the primary or “sulphide” gold mineralization in order to finalize a flow-sheet for the design of a large gold processing plant that will be the basis for the Final Feasibility Study of the Buckreef Project.

The company has shipped fresh core from three metallurgical test holes drilled last year to the SGS Lakefield site to confirm a conceptual flow-sheet that includes either Gravity Separation with Gravity Tailing Cyanidation, or Gravity Separation, followed by sulphide Flotation of the gravity tailing, with regrinding and cyanide leaching of reground sulphide concentrate along with possible leaching of flotation tailing. These flowsheets constitute low cost and attractive alternatives for the Buckreef Project. The current round of testing is expected to take approximately five to six months, following which some additional sampling and variability testing may be required that would arise from the design of a new open pit which will be initiated shortly. Mr. James MacDonald, Senior Metallurgist from SGS has reviewed historical reports and recommends the flowsheet testing options based on that historical review.

On March 17, 2019 the Company announced a doubling of Mineral Resource. In view of this robust increase, the Company has proposed a preliminary design criteria for the sulphide plant to treat up to 3.0 million tonnes per year, which is approximately three times more than the amount processed by the plant that was the basis of the 43-101 Pre-Feasibility Study of June 26, 2018.

The Company believes that the new sulphide processing plant could produce in the range of 150,000 to 175,000 ounces of gold per year.

States Mr. James E. Sinclair, Executive Chairman of the Company “Today’s announcement that one of the world’s premier metallurgical facilities will be confirming a new flow sheet is a direct result of our prior announcement that the Company has more than doubled its Mineral Resources.” Mr. Sinclair goes on to state that “with the addition of the new sulphide plant,  the Buckreef Project could have two ore treatment plants producing at the same time.”

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.